UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual period ended June 30, 2024

Fundrise Growth eREIT VII, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550

Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 73 in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Growth eREIT VII, LLC is a Delaware limited liability company formed on January 28, 2020 to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial real estate properties and development projects, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt) and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We substantially commenced operations on January 13, 2021.

The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT VII”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Growth eREIT VII, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2021, and intends to continue to operate as such. The Company has two taxable REIT subsidiaries (“TRS”). Fundrise SFR TRS 1, LLC and Fundrise SFR Portfolio TRS, LLC were formed with an effective date of October 9, 2021 and July 14, 2023, respectively.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here (beginning on page 32), as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. Most recently, the Company filed an offering statement on December 15, 2022 qualifying approximately $35.4 million of additional common shares for sale pursuant to Regulation A. As of June 30, 2024 and December 31, 2023, we have raised cumulative gross offering proceeds of approximately $112.7 million and $97.3 million, respectively, from settled subscriptions (including $15,000 received in the private placements to our Sponsor, and Fundrise, LP, an affiliate of our Sponsor, and approximately $2.8 million received in private placements to third parties), and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 10,698,000 and 9,053,000 of our common shares, respectively. Assuming the settlement for all subscriptions received, approximately $12.7 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of June 30, 2024.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. The per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has currently determined to adjust the per share purchase price quarterly (or as soon as commercially reasonable and announced by us thereafter), to be no less than our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2022, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2022	$10.66	Form 1-U
March 31, 2023	$10.79	Form 1-U
June 30, 2023	$10.41	Form 1-U
September 30, 2023	$10.04	Form 1-U
December 12, 2023	$9.50	Form 1-U
December 30, 2023	$9.31	Form 1-U
March 29, 2024	$9.50	Form 1-U
June 29, 2024	$9.82	Form 1-U

Distributions

To maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective July 1, 2024, we revised our Redemption Plan to increase the maximum amount of shares that may be redeemed in a quarter to be 5.00% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective November 17, 2023 to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; and (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2024 and December 31, 2023, approximately 2.7 million common shares and 2.1 million common shares, respectively, have been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows through distributions from investments in equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our financial statements for further detail.

Results of Operations

For the six months ended June 30, 2024 and 2023, we had total net losses of approximately $3.4 million and $3.7 million, respectively.

Expenses

Investment Management Fees – Related Party

For the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $301,000 and $357,000, respectively. The decrease in investment management fees is directly related to a decrease in the quarterly NAV, as the investment management fee is calculated as a percentage of NAV each quarter. The overall decrease in NAV is attributable to the decline in the fair value of our real estate investments period over period.

General and Administrative Expenses

For the six months ended June 30, 2024 and 2023, we incurred general and administrative expenses of approximately $206,000 and $181,000, respectively, which includes advisory and professional services, transfer agent costs, bank fees, and other expenses associated with operating our business.

Other Income (Expenses)

Dividend Income

For the six months ended June 30, 2024 and 2023, we earned dividend income of approximately $133,000 and $88,000, respectively. The increase in dividend income is primarily attributed to money market dividends earned in connection with the cash sweep money market account. The increase in money market dividends is due to an overall higher average cash balance during the six months ended June 30, 2024 compared to the prior comparative period.

Equity in Losses

For the six months ended June 30, 2024 and 2023 we had equity in losses of approximately $2.9 million and $3.2 million, respectively, from our equity method investments. The decrease in equity in losses is due to increased occupancy and rent growth, and continued expense reduction initiatives in our equity method investees.

Our Investments

The following table summarizes the assets held during the period from January 1, 2023 through June 30, 2024 through our investment in Fundrise SFR JV 1, LLC (“SFR JV 1”), a joint venture (which we also refer to as a “Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC, which is accounted for under the equity method of accounting. The Co-Investment Arrangement ownership percentages for the Company and Fundrise Real Estate Interval Fund, LLC are 5% and 95%, respectively. See “Recent Developments” for a description of any investments we have made since June 30, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Fort King Controlled Subsidiary	Dade City, FL	Single Family Rental	132	01/25/2021	$3,335,000	Initial
Windmill Farms Controlled Subsidiary	Forney, TX	Single Family Rental	102	01/26/2021	$2,088,000	Initial
Crestridge Meadows Controlled Subsidiary	Lavon, TX	Single Family Rental	98	02/05/2021	$2,183,000	Initial
Trinity Crossing Controlled Subsidiary	Forney, TX	Single Family Rental	4	02/10/2021	$85,000	Initial
East Heights at Airline Controlled Subsidiary	Houston, TX	Land	N/A	03/12/2021	$1,616,000	Initial
Hidden Creek Controlled Subsidiary	Zephyrhills, FL	Single Family Rental	105	03/30/2021	$2,524,000	Initial
Riverstone Controlled Subsidiary	Lakeland, FL	Single Family Rental	50	03/30/2021	$1,094,000	Initial
Homestead Estates Controlled Subsidiary	Elgin, TX	Single Family Rental	40	03/31/2021	$884,000	Initial Update
Oak Ridge Controlled Subsidiary	Fort Worth, TX	Single Family Rental	49	03/31/2021	$1,244,000	Initial
Ellison Park Controlled Subsidiary	Sandy Springs, GA	Single Family Rental	67	04/14/2021	$3,180,000	Initial Update
Hallie’s Ranch Controlled Subsidiary	St. Hedwig, TX	Single Family Rental	121	04/16/2021	$2,316,000	Initial

Chisholm Springs Controlled Subsidiary	Newark, TX	Single Family Rental	47	04/28/2021	$1,062,000	Initial
Pinewood Trails Controlled Subsidiary	Cleveland, TX	Single Family Rental	87	05/07/2021	$1,791,000	Initial
Rock Ridge Controlled Subsidiary	Pensacola, FL	Single Family Rental	69	06/10/2021	$2,317,000	Initial Update
Gardens of Three Rivers Controlled Subsidiary	Murfreesboro, TN	Single Family Rental	22	06/16/2021	$693,000	Initial
Ambling Grove Controlled Subsidiary	Decatur, GA	Single Family Rental	59	06/17/2021	$1,153,000	Initial
Loso Walk Controlled Subsidiary	Charlotte, NC	Single Family Rental	87	06/21/2021	$3,626,000	Initial Update
Lasater Ranch Controlled Subsidiary	Crowley, TX	Single Family Rental	48	06/29/2021	$1,140,000	Initial
Savannah Place Controlled Subsidiary	Converse, TX	Single Family Rental	60	06/30/2021	$1,308,000	Initial
Stonebridge Crossing Controlled Subsidiary	Jarrell, TX	Single Family Rental	90	06/30/2021	$2,022,000	Initial
Lincoln Oaks Controlled Subsidiary	Deland, FL	Single Family Rental	57	07/16/2021	$1,349,100	Initial
Liberty Grove Controlled Subsidiary	Locust Grove, GA	Single Family Rental	60	07/22/2021	$1,516,600	Initial Update
Willow Springs Controlled Subsidiary	Haslet, TX	Single Family Rental	128	08/19/2021	$4,042,600	Initial
Tortosa Controlled Subsidiary	Maricopa, AZ	Single Family Rental	70	08/30/2021	$1,934,000	Initial Update
Pender Woods Controlled Subsidiary	Summerville, SC	Single Family Rental	200	09/24/2021	$5,514,000	Initial Update
Balmoral Controlled Subsidiary	Humble, TX	Single Family Rental	163	09/30/2021	$4,535,000	Initial
Home Rent 2 Controlled Subsidiary – Scattered Site – Volley #1 Property (3)	Various	Single Family Rental	7	09/30/2021	$194,000	Initial
Home Rent 2 Controlled Subsidiary – Seagoville Farms Property	Seagoville, TX	Single Family Rental	48	09/30/2021	$1,214,700	Initial
FR – Timbergrove Village Controlled Subsidiary	Houston, TX	Land	N/A	10/12/2021	$1,151,000	Initial Update
Emerald Lakes Controlled Subsidiary	Ocean Springs, MS	Single Family Rental	106	10/28/2021	$3,710,000	Initial Update
Hickory Street Controlled Subsidiary	Foley, AL	Single Family Rental	120	10/28/2021	$4,320,000	Initial Update
Home Rent 2 Controlled Subsidiary – Shaw Creek Ranch Property	Ferris, TX	Single Family Rental	3	10/29/2021	$100,500	Initial

FR – Cedar Ridge Controlled Subsidiary	Charlotte, NC	Land	N/A	12/16/2021	$952,000	Initial
Ruskin Reserve Controlled Subsidiary	Ruskin, FL	Single Family Rental	94	12/29/2021	$2,235,000	Initial
Home Rent 2 Controlled Subsidiary – The Valley Property	Elgin, SC	Single Family Rental	10	12/29/2021	$251,900	Initial
Home Rent 2 Controlled Subsidiary – Vahalla Ranch Property	Tucson, AZ	Single Family Rental	4	01/28/2022	$131,200	Initial
Carolina Controlled Subsidiary	Myrtle Beach, SC	Single Family Rental	48	02/10/2022	$2,160,000	Initial
Cypress Controlled Subsidiary	Palm Bay, FL	Single Family Rental	87	03/16/2022	$4,380,000	Initial
Sunset Controlled Subsidiary	Panama City, FL	Single Family Rental	233	03/23/2022	$10,750,000	Initial
Treeline Controlled Subsidiary	Jacksonville, FL	Single Family Rental	146	04/21/2022	$5,363,400	Initial
Moss Creek Controlled Subsidiary	Louisville, KY	Single Family Rental	24	04/21/2022	$573,600	Initial
Kilbourne Controlled Subsidiary	Charlotte, NC	Single Family Rental	18	04/21/2022	$575,000	Initial
Ridgeview Controlled Subsidiary	Allen, TX	Single Family Rental	27	04/21/2022	$1,150,000	Initial
The Commons Controlled Subsidiary	Richmond Hill, GA	Single Family Rental	93	05/20/2022	$2,604,000	Initial
Harris Trail Controlled Subsidiary	Richmond Hill, GA	Single Family Rental	38	05/20/2022	$1,064,000	Initial
Home Rent 4 Controlled Subsidiary – Imperial Forest Property	Houston, TX	Single Family Rental	53	05/27/2022	$1,420,600	Initial
Beall Controlled Subsidiary	Denton, TX	Single Family Rental	188	06/21/2022	$7,238,000	Initial Update
Sumner Village Controlled Subsidiary	North Charleston, SC	Single Family Rental	44	06/29/2022	$1,622,900	Initial
Pine Ridge Controlled Subsidiary	Fountain Inn, SC	Single Family Rental	112	07/21/2022	$4,024,100	Initial Update
Main Street Townes at Lilburn Controlled Subsidiary	Lilburn, GA	Single Family Rental	80	08/29/2022	$3,200,900	Initial
Simmons Trace Controlled Subsidiary	Kissimmee, FL	Single Family Rental	108	08/30/2022	$4,517,600	Initial
Terrapin Station Controlled Subsidiary	Jacksonville, FL	Single Family Rental	60	10/12/2022	$2,000,800	Initial Update
Roseglen Controlled Subsidiary	Indian Land, SC	Single Family Rental	50	10/20/2022	$2,320,000	Initial
Preston Park Controlled Subsidiary	Gallatin, TN	Single Family Rental	45	12/01/2022	$1,443,200	Initial

(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of first acquisition and have not been subsequently updated.

(2)	Purchase Price refers to the total price paid by us at closing for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of first acquisition and have not been subsequently updated.

(3)	The Scattered Site – Volley #1 Property represents single family homes purchased directly from national home builders that are operated within various for-sale housing communities.

The following table summarizes the assets held during the period from January 1, 2023 through June 30, 2024 through our investment in Fundrise SFR JV 2, LLC (“SFR JV 2”), a joint venture (which we also refer to as a “Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC, which is accounted for under the equity method of accounting. The Co-Investment Arrangement ownership percentages for the Company and Fundrise Real Estate Interval Fund, LLC are 5% and 95%, respectively. See “Recent Developments” for a description of any investments we have made since June 30, 2024. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Number of Units (1)	Date of Acquisition	Purchase Price (2)	Overview (Form 1-U)
Cottonvale Towns Controlled Subsidiary	Savannah, GA	Single Family Rental	71	01/13/2023	$994,000	Initial
The Village at Sherrills Ford Controlled Subsidiary	Sherrills Ford, NC	Single Family Rental	97	02/28/2023	$1,473,400	Initial
Bluejay Commons Controlled Subsidiary	Rincon, GA	Single Family Rental	124	07/13/2023	$1,736,930	Initial Update
Highland Townhomes Controlled Subsidiary	North Charleston, SC	Single Family Rental	220	09/29/2023	$3,544,050	Initial

(1)	Number of Units refers to the total number of homes acquired or anticipated to be acquired in tranches. The Number of Units are presented as of the date of first acquisition and have not been subsequently updated.

(2)	Purchase Price refers to the total paid by us at closing for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of first acquisition and have not been subsequently updated.

As of June 30, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting also included contributions to National Lending, LLC (“National Lending”). See Note 6, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, separate private placements to third parties, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. As of June 30, 2024, we had deployed approximately $103.4 million in capital for our equity method investments and had approximately $8.2 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a capital contribution amount of 5% of its assets under management to National Lending. As of June 30, 2024, we anticipate that cash on hand, proceeds from our Offering, and distributions received from our equity method investments will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months.

We have no outstanding unsecured Company level debt as of both September 12, 2024 and June 30, 2024, respectively, exclusive of any debt secured by the real property of our unconsolidated investments.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make. The Company may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. Over the past six months, we experienced the benefits that being invested in the right locations and the right asset types can have on performance despite the ongoing headwinds created by sustained higher borrowing costs. The magnitude of these returns represents only a portion of the ground to be made up relative to the total decline in real estate values that occurred since the peak in 2022. However, we believe this is just the beginning of a recovery that we expect to continue to gain momentum through the rest of the year. Further, as a result of the sustained strong operating performance of our properties, we have been able to put our capital reserves to work as an active buyer through this period where prices have been arguably more attractive than at any other point in the last decade.

Looking ahead, we plan to continue to actively deploy into both new equity and credit investments, capitalizing on persistently elevated rates to deliver much higher than average fixed income returns, as well as acquire new assets at what we believe are at temporarily depressed prices. With interest rates stabilizing, we expect improvement in property fundamentals will continue to result in further positive gains over the next several quarters. Furthermore, we expect that as interest rates fall over the next several years, the assets acquired during this period of depressed pricing will be one of the largest drivers of outsized returns in the future.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we had no off-balance sheet arrangements.

Recent Developments

Status of our Offering

During the period from July 1, 2024 through September 12, 2024, the Company issued approximately 56,000 common shares for gross offering proceeds of approximately $550,000, which included any private placements to third parties.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT VII, LLC

Fundrise Growth eREIT VII, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2024 (unaudited)	As of December 31, 2023 (*)
ASSETS
Cash and cash equivalents	$8,175	$6,004
Other assets	23	27
Investments in equity method investees	61,335	63,454
Total Assets	$69,533	$69,485

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$13	$79
Due to related party	157	164
Notes payable – related party	-	4,801
Settling subscriptions	41	15
Distributions payable	50	123
Redemptions payable	2,832	4,162
Total Liabilities	3,093	9,344

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 10,697,569 and 9,053,090 shares issued and 7,970,228 and 6,934,231 shares outstanding as of June 30, 2024 and December 31, 2023, respectively	83,501	73,766
Accumulated deficit and cumulative distributions	(17,061)	(13,625)
Total Members’ Equity	66,440	60,141
Total Liabilities and Members’ Equity	$69,533	$69,485

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
Revenue
Other revenue	$-	$-
Total revenue	-	-

Expenses
Investment management fees – related party	301	357
General and administrative expenses	206	181
Total expenses	507	538

Other income (expenses)
Equity in losses	(2,889)	(3,185)
Dividend income	133	88
Interest expense – related party	(93)	(107)
Total other income (expenses)	(2,849)	(3,204)

Net loss	$(3,356)	$(3,742)

Net loss per basic and diluted common share	$(0.43)	$(0.47)
Weighted average number of common shares outstanding, basic and diluted	7,784,578	7,931,575

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Growth eREIT VII, LLC

Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated
	Shares	Amount	Deficit and Cumulative Distributions	Total Members’ Equity
December 31, 2023 (*)	6,934,231	$73,766	$(13,625)	$60,141
Proceeds from issuance of common shares	1,644,478	15,429	-	15,429
Offering costs	-	(31)	-	(31)
Distributions declared on common shares	-	-	(80)	(80)
Redemptions of common shares	(608,481)	(5,663)	-	(5,663)
Net loss	-	-	(3,356)	(3,356)
June 30, 2024 (unaudited)	7,970,228	$83,501	$(17,061)	$66,440

	Common Shares		Accumulated
	Shares	Amount	Deficit and Cumulative Distributions	Total Members’ Equity
December 31, 2022 (*)	7,670,623	$81,153	$(5,691)	$75,462
Proceeds from issuance of common shares	622,383	6,642	-	6,642
Offering costs	-	(32)	-	(32)
Distributions declared on common shares	-	-	(195)	(195)
Redemptions of common shares	(574,499)	(6,094)	-	(6,094)
Net loss	-	-	(3,742)	(3,742)
June 30, 2023 (unaudited)	7,718,507	$81,669	$(9,628)	$72,041

*Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2024 (unaudited)	For the Six Months Ended June 30, 2023 (unaudited)
OPERATING ACTIVITIES:
Net loss	$(3,356)	$(3,742)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses	2,889	3,185
Changes in assets and liabilities:
Net decrease in other assets	4	8
Net decrease in accounts payable and accrued expenses	(66)	(31)
Net decrease in due to related party	(108)	(60)
Net cash used in operating activities	(637)	(640)
INVESTING ACTIVITIES:
Investments in equity method investees	(6,115)	(5,775)
Return of investment from equity method investees	5,345	10,999
Release of deposits	-	951
Net cash (used in) provided by investing activities	(770)	6,175
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	15,415	6,629
Proceeds from notes payable – related party	1,000	2,000
Repayment of notes payable – related party	(5,700)	(8,000)
Proceeds from settling subscriptions	41	12
Distributions paid	(154)	(228)
Redemptions paid	(6,993)	(6,370)
Reimbursements to related party	-	(32)
Offering costs paid	(31)	(24)
Net cash provided by (used in) financing activities	3,578	(6,013)

Net increase (decrease) in cash and cash equivalents	2,171	(478)
Cash and cash equivalents, beginning of period	6,004	5,815
Cash and cash equivalents, end of period	$8,175	$5,337

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party notes	$194	$144

The accompanying notes are an integral part of these financial statements.

Fundrise Growth eREIT VII, LLC

Notes to the Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Growth eREIT VII, LLC was formed on January 28, 2020 as a Delaware limited liability company and substantially commenced operations on January 13, 2021. As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Growth eREIT VII, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the period ended December 31, 2021. The Company has two taxable REIT subsidiaries (“TRS”). Fundrise SFR TRS 1, LLC and Fundrise SFR Portfolio TRS, LLC were formed with an effective date of October 9, 2021 and July 14, 2023, respectively.

The Company’s initial and any subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $35.4 million of additional common shares on December 14, 2022, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2024 and December 31, 2023, after redemptions, the Company has net common shares outstanding of approximately 7,970,000 and 6,934,000, respectively, including common shares held by related parties. As of both June 30, 2024 and December 31, 2023, Rise Companies Corp. (the “Sponsor”), the owner of the Manager, owned 500 common shares. As of June 30, 2024 and December 31, 2023, Fundrise, L.P. owned 0 and 1,000 common shares, respectively. As of June 30, 2024 and December 31, 2023, the total amount of equity issued by the Company on a gross basis was approximately $112.7 million and $97.3 million, respectively, and the total amount of settling subscriptions was approximately $41,000 and $18,000, respectively. These amounts were offered at a $9.50 and $9.50 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2023 balance sheet and certain related disclosures are derived from the Company’s December 31, 2023 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Certain amounts in the prior year financial statements have been reclassified to conform to current year presentation. The Company reclassified money market dividends earned in connection with its operating cash sweep accounts from “Other revenue” to “Dividend income”. This reclassification did not have an impact on the Company’s net income (loss) for the periods presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We did not have any VIEs for the periods presented in these financial statements.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2024 and December 31, 2023.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Loss per Share

Basic loss per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic loss per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net loss per common share equals basic net loss per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2024 and 2023.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both, before and after the date that the Hurdle Rate is reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate on June 30, 2021, it booked a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

The table below presents the Company’s organizational and offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Organizational and Offering Costs (1)	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Costs incurred by the Manager:
Beginning balance	$197	$177
Costs incurred during the period	4	20
Ending balance	$201	$197
Less: cumulative costs reimbursed to Manager	(189)	(189)
Less: costs payable to Manager	-	-
Total costs subject to reimbursement in a future period	$12	$8

(1)	The Hurdle Rate was met as of June 30, 2021.

Of the total costs reimbursed to the Manager for the six months ended June 30, 2024 and the year ended December 31, 2023, no costs were related to organizational costs.

During the six months ended June 30, 2024 and 2023, the Company directly incurred offering costs of approximately $31,000 and $24,000, respectively. Of such amounts, none were payable as of June 30, 2024 and December 31, 2023, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. We did not have any VIEs for the periods presented in these financial statements.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions from equity method investees for each investment, less distributions from equity method investees in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions from equity method investees that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions from equity method investees in excess of the cumulative equity in earnings represent returns of investment.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2024 and 2023.

Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has qualified for treatment each year as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 2021, and intends to continue to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. In addition, taxable income from non-REIT activities managed through TRSs is subject to federal, state, and local income taxes. A TRS is a subsidiary C corporation that has not elected REIT status and as such is subject to United States federal and state corporate income tax. We use TRS entities to facilitate our ability to perform non-real estate related activities and/or perform non-customary services for residents that cannot be offered directly by a REIT.

No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2024 and 2023. No gross deferred tax assets or liabilities have been recorded as of June 30, 2024 and December 31, 2023.

As of June 30, 2024, all tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Dividend income consists of interest earned on bank accounts and money market dividend income, which is related to dividends earned through our cash sweep bank account and is recognized on an accrual basis.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2024	For the Year Ended December 31, 2023
Beginning balance	$63,454	$78,494
New investments in equity method investees	6,115	10,075
Distributions from equity method investees	(5,345)	(18,602)
Equity in losses of equity method investees	(2,889)	(6,513)
Ending balance	$61,335	$63,454

As of June 30, 2024, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(a)

Acquired in 2021, investments in equity method investees includes the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of June 30, 2024 and December 31, 2023, the carrying value of the Company’s equity method investment in National Lending was approximately $5.0 million and $4.8 million, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

(b)	Acquired in 2021, a 10% non-controlling member interest in Fundrise SFR JV 1, LLC (“SFR JV 1”), a joint venture (“Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC, which primarily invests in newly constructed pre-stabilized and stabilized single-family residential real properties located throughout the Sunbelt region of the United States.

(c)	Acquired in 2022, a 5% non-controlling member interest in Fundrise SFR JV 2, LLC (“SFR JV 2”), a Co-Investment Arrangement between the Company and Fundrise Real Estate Interval Fund, LLC, which was organized primarily to originate, invest in, and manage a diversified portfolio of single-family rental real estate investments and other real estate-related assets.

The condensed financial position and results of operations of the Company’s equity method investments for the periods presented are summarized below (amounts in thousands):

Condensed balance sheet information:	As of June 30, 2024	As of December 31, 2023
Real estate assets, net	$1,412,369	$1,395,812
Other assets (1)	181,731	176,772
Total assets	1,594,100	1,572,584

Credit facilities	$771,400	$749,531
Mortgages payable, net	82,687	90,589
Other liabilities (2)	61,928	38,047
Equity	678,085	694,417
Total liabilities and equity	$1,594,100	$1,572,584
Company’s equity investment, net	$61,335	$63,454

(1)

As of June 30, 2024 and December 31, 2023, approximately $99.7 million and $57.3 million of “Other assets” for National Lending are promissory notes receivable from other eREITs held by the Company's equity method investment in National Lending, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

(2)	As of June 30, 2024 and December 31, 2023, approximately $32.0 million and $0 of Other liabilities represent promissory notes issued from an affiliated eREIT to National Lending, respectively. See Note 6, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	For the Six Months Ended June 30, 2024	For the Six Months ended June 30, 2023
Total revenue	$55,855	$48,233
Total expenses	85,881	79,833
Net income (loss)	$(30,026)	$(31,600)
Company’s equity in earnings (losses) of investee	$(2,889)	$(3,185)

The Company is a guarantor to various debt arrangements entered into by SFR JV 1, SFR JV 2 and certain of their wholly-owned subsidiaries as of June 30, 2024 and December 31, 2023. These debt arrangements were entered into by our equity method investees for purposes of securing financing on existing real estate properties and future real estate property acquisitions. The Company’s guarantees (“standard carve-out guarantees”) included within these non-recourse debt arrangements is limited to standard lender protection clauses in the remote likelihood of wrongful action on the part of our equity method investees and their subsidiaries, as the named borrowers. The Company is also subject to a limited recourse liability on one of these debt arrangements during the real estate property’s stabilization period.

As of June 30, 2024 and December 31, 2023, the total commitments outstanding by our equity method investees, for which the Company was subject to a standard carve-out guarantee, were approximately $614.1 million and $600.4 million, respectively. In addition, as of June 30, 2024 and December 31, 2023, the Company was subject to a limited recourse liability of approximately $7.2 million. These debt arrangements incur interest at variable rates. As of June 30, 2024, the maturity dates of these debt arrangements range from March 31, 2025 through December 13, 2025, some of which have extension options available to our equity method investees and their subsidiaries. No amounts have been accrued by the Company as a loss contingency related to these guarantees as of June 30, 2024 or December 31, 2023 because payment by the Company is not probable.

These debt arrangements also contain various financial and non-financial covenant requirements for the Company. As of June 30, 2024 and December 31, 2023, the Company was in compliance with these covenants.

4.	Distributions

Distributions are calculated based on members of record each day during the distribution period. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $80,000 and $382,000 respectively. Of the distributions declared during the six months ended June 30, 2024 and the year ended December 31, 2023, approximately $30,000 and $259,000 of distributions were paid or reinvested, respectively. Approximately $50,000 and $123,000 remained payable as of June 30, 2024 and December 31, 2023, respectively.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The net carrying amount of cash and cash equivalents, real estate deposits and notes payable to related parties reported in the Balance Sheets approximates fair values because of the short maturity of these instruments.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate, which was met as of June 30, 2021. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2024 and 2023.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, or utilities costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2024 and 2023, the Manager incurred approximately $2,000 and $0 of operational costs on our behalf, respectively. As of June 30, 2024 and December 31, 2023, approximately $0 and $0, respectively, were due and payable to the Manager.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our NAV, which, until June 30, 2021, was based on our net offering proceeds as of the end of each quarter, and thereafter is based on our NAV at the end of each prior semi-annual period. The Manager agreed, for a period from inception until June 30, 2021 (the “Fee Waiver Period”), to waive its investment management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the six months ended June 30, 2024 and 2023, we incurred investment management fees of approximately $301,000 and $357,000, respectively. As of June 30, 2024 and December 31, 2023, approximately $156,000 and $163,000, respectively, of investment management fees remained payable to the Manager and are included in “Due to related party” on the Balance Sheets.

The Company may be charged by the Manager a development management fee based on a percentage of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2024 and 2023, no development management fees were incurred or paid to the Manager.

The Company may be charged by the Manager a property management fee based on a percentage of gross receipts for the then current calendar month, for each real estate investment for which the Manager is acting as the property manager. However, we do not intend to charge such property management fee unless it is net of the fees being charged by another property manager of such asset of the project. Our Manager may, in its sole discretion, waive its property management fee, in whole or in part. The Manager will forfeit any portion of the property management fee that is waived. For the six months ended June 30, 2024 and 2023, no property management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2024 and December 31, 2023, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2024 and 2023, no special servicing fees were incurred or paid to the Manager.

The Company may retain certain of our Manager’s affiliates, from time to time, for services relating to our investments or our operations, which may include accounting and audit services (including valuation support services), account management services, corporate secretarial services, data management services, directorship services, information technology services, finance/ budget services, human resources, judicial processes, legal services, operational services, risk management services, tax services, treasury services, loan management services, construction management services, property management services, leasing services, transaction support services, transaction consulting services and other similar operational matters. Any compensation paid to our Manager’s affiliates for any such services will not reduce the investment management fee. Any such arrangements will be at or below market rates. For the six months ended June 30, 2024 and 2023 no fees for such services have been incurred or paid to the Manager. Additionally, no fees for such services have been incurred or paid directly by the Company for the six months ended June 30, 2024 and 2023.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the six months ended June 30, 2024 and 2023, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2024 and the year ended December 31, 2023, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager, or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices.

Fundrise, L.P., Member

Fundrise, L.P., an affiliate of our Sponsor, was a member of the Company and held 1,000 shares as of December 31, 2023. As of June 30, 2024, Fundrise, L.P. held 0 shares and is no longer a member of the Company. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 500 common shares as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and 2023, the Sponsor incurred approximately $24,000 and $34,000, respectively, of operational costs on our behalf in connection with the Shared Services Agreement. As of June 30, 2024 and December 31, 2023, approximately $1,000 and $0 of operational costs were due and payable, respectively.

National Lending, LLC

Our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests. The current effective operating agreement with National Lending requires each eREIT maintain a capital contribution amount of 5% of its assets under management, which is measured on a semi-annual basis (January 15th and July 15th). As of June 30, 2024 and December 31, 2023, the Company has contributed approximately $4.5 million for approximately 7.0% ownership in National Lending. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes with any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. Any promissory note bears a market rate of interest. National Lending may also obtain a promissory note from any of these eREITs in order to secure short-term bridge financing. All transactions between National Lending and the affiliated eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2024 and December 31, 2023 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Repayment Date	Balance as of June 30, 2024	Balance as of December 31, 2023
2023 - E	$3,000	6.50%	07/31/2024	01/02/2024	$-	$3,000
2023 - F	$1,700	6.50%	10/31/2024	01/02/2024	$-	$1,700
2024 - G	$6,700	6.50%	12/31/2024	05/03/2024	$-	$-
					$-	$4,700

For the six months ended June 30, 2024 and 2023, the Company incurred approximately $93,000 and $107,000, respectively, in interest expense on notes with National Lending. As of June 30, 2024 and December 31, 2023, we had outstanding accrued interest of approximately $0 and $101,000, respectively, due to National Lending.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata to the amount of money the Company applies to the origination or commitment amount for the underlying acquisition. The ownership percentages of the investment in SFR JV 1 for the Company and the Fundrise Real Estate Interval Fund, LLC are 10% and 90%, respectively. The ownership percentages of the investment in SFR JV 2 for the Company and the Fundrise Real Estate Interval Fund, LLC are 5% and 95%, respectively.

For the six months ended June 30, 2024 and 2023, no reimbursable operating costs were incurred on behalf of SFR JV 1 and SFR JV 2, our Co-Investments. No reimbursable operating costs were receivable as of June 30, 2024 and December 31, 2023.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2024 and December 31, 2023, no organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 12, 2024, for potential recognition or disclosure.

Status of our Offering

During the period from July 1, 2024 through September 12, 2024, the Company issued approximately 56,000 common shares for gross offering proceeds of approximately $550,000, which included any private placements to third parties.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to Exhibit 2.2 of the Company’s Form 1-SA filed September 12, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed on December 5, 2022)
6.1*	Form of License Agreement between Fundrise Growth eREIT VII, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A filed on February 26, 2020)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT VII, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A/A filed on October 10, 2020)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on February 25, 2020)
6.4*	Second Amended & Restated Limited Liability Company Operating Agreement of Fundrise SFR JV 1, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-K filed on April 11, 2023)
6.5*	Limited Liability Company Operating Agreement of Fundrise SFR JV 2, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-K filed on April 11, 2023)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 12, 2024.

Fundrise Growth eREIT VII, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 12, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 12, 2024
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)